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                                                                   EXHIBIT 3.2.1

                         CERTIFICATE OF AMENDMENT OF THE

            SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

                               OF LANDACORP, INC.

      Landacorp, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies that:

      A. The name of this Corporation is Landacorp, Inc.

      B. The date of filing of this Corporation's original Certificate of Incorporation with the Secretary of State of Delaware was October 15, 1999.

      C. Pursuant to Sections 242 and 245 of the Delaware General Corporation law, this Certificate of Amendment restates, integrates and amends the provisions of the Corporation's Second Amended and Restated Certificate of Incorporation, as follows:

            1. Article Seven shall be amended to read in its entirety as follows:

      SEVENTH: A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be designated in the Bylaws of the Corporation.

      B. Each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation, or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

      C. Any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal, or other causes shall be filled by either (i) the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of voting stock of the Corporation entitled to vote generally in the election of directors (the "Voting Stock") voting together as a single class; or (ii) by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such newly created directorship shall be filled by the stockholders, be filled only by the affirmative vote of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified.




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      D. No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of the stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders of the Corporation by written consent.

      E. Any director, or the entire Board of Directors, may be removed from office at any time with or without cause by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of the Voting Stock, voting together as a single class.

      IN WITNESS WHEREOF, Landacorp, Inc. has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to be signed by Eugene J. Miller, its President, and attested by Mark Rapoport, its Secretary, this 10th day of June, 2003.

                                               LANDACORP, INC.




                                               /s/ EUGENE J. MILLER
                                               ---------------------------------
                                               Eugene J. Miller, President

Attested:


/s/ MARK RAPOPORT
----------------------------------------------
Mark Rapoport, Secretary